                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    5  )*
                                         ------

                                   Littelfuse, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                     Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                      537008104
                       ----------------------------------
                                 (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  8  Pages
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CUSIP No. 537008104                 13G                   Page  2  of  8  Pages
          ---------                                            ---    ---

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons
                   The TCW Group, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
         Nevada corporation
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                             855,828
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                 -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                             855,828
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                 -0-
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      855,828
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.6% (see response to Item 4)
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                               HC/CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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    CUSIP No. 537008104                      13G           Page  3  of  8  Pages
                                                                ---    ---
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
              Robert Day
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
         United States Citizen
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                             903,797
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                 -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                             903,797
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                 -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      903,797
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     9.1% (see response to Item 4)
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                               HC/IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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    CUSIP No. 537008104                      13G           Page  4  of  8  Pages
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Item 1(a).    Name of Issuer:

              Littelfuse, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              800 East Northwest Highway
              Des Plaines, Illinois 60016

Item 2(a).    Name of Persons Filing:
Item 2(b).    Address of Principal Business Office:
Item 2(c).    Citizenship:

              The TCW Group, Inc.
              865 South Figueroa Street
              Los Angeles, CA 90017
              (Nevada Corporation)

              Robert Day
              200 Park Avenue, Suite 2200
              New York, New York 10166
              (United States Citizen)

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              537008104


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    CUSIP No. 537008104                      13G           Page  5  of  8  Pages
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Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)  [ ]  Broker or Dealer registered under Section 15 of the Act:

                   Not applicable

    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act:

                   Not applicable

    (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act:

                   Not applicable

    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act:

                   Not applicable

    (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940:

                   Not applicable

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (SEE 13d-1(b)(1)(ii)(F)):

                   Not applicable

    (g) [X] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (SEE Item 7):

                   The TCW Group, Inc.
                   Robert Day (individual who may be deemed to control The TCW Group, Inc. and other holders of the Common Stock of the issuer)

    (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H):

                   Not applicable.

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    CUSIP No. 537008104                      13G           Page  6  of  8  Pages
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Item 4.  Ownership**

    THE TCW GROUP, INC.

         (a)  Amount beneficially owned: 855,828***

         (b)  Percent of class: 8.6%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                      855,828

              (ii)  Shared power to vote or to direct the vote:
              none.

              (iii) Sole power to dispose or direct the disposition of: 855,828

              (iv) Shared power to dispose or to direct the disposition of: none.

    ROBERT DAY

         (a)  Amount beneficially owned: 903,797****

         (b)  Percent of class: 9.1%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:        903,797

              (ii)  Shared power to vote or to direct the vote: none.

              (iii) Sole power to dispose or direct the disposition of: 903,797

              (iv)  Shared power to dispose or to direct the disposition of:
              none.


______________________________

**   The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.


*** Includes 33,590 shares of Common Stock issuable upon conversion of 33,590 Warrants expiring 12/26/2001.

**** Includes 34,957 shares of Common Stock issuable upon conversion of 34,957 Warrants expiring 12/26/2001.

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    CUSIP No. 537008104                      13G           Page  7  of  8  Pages
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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Littelfuse, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         SEE Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable. SEE Exhibits A and B.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

    Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:


    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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    CUSIP No. 537008104                      13G           Page  8  of  8  Pages
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                                      SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 20th day of February, 1997.


                                       The TCW Group, Inc.


                                       By:  /s/ Mohan V. Phansalkar
                                            ------------------------------
                                            Mohan V. Phansalkar
                                            Authorized Signatory



                                       Robert Day


                                       By:  /s/ Mohan V. Phansalkar
                                            -----------------------------
                                            Mohan V. Phansalkar
                                            Under Power of Attorney dated
                                            January 30, 1996, on File with
                                            Schedule 13G Amendment Number 1 for
                                            Matrix Service Co. dated January
                                            30, 1996.